HITHERLANE PARTNERS LLC

Supplementary Information

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
under the Securities Exchange Act of 1934
(Schedule II)
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption in paragraph (k)(2)(i).